Filed by Kroll Inc.
                     Pursuant to Rule 424(b)(3) under the Securities Act of 1933
                                                   Commission File No. 333-75972

                                   $30,000,000

                                     [LOGO]

                                   KROLL INC.
                         6% SENIOR SECURED SUBORDINATED
                         CONVERTIBLE NOTES DUE 2006 AND
                        2,777,777 SHARES OF COMMON STOCK
                      ISSUABLE UPON CONVERSION OF THE NOTES

                             ----------------------

      This prospectus relates to $30,000,000 aggregate principal amount of 6% Senior Secured Subordinated Convertible Notes due 2006 of Kroll Inc., an Ohio corporation, held by selling security holders and some transferees who may offer for sale, transfer or otherwise dispose of the notes and the shares of Kroll common stock into which the notes are convertible or interests in the notes or common stock at any time at market prices prevailing at the time of sale or at privately negotiated prices. The selling security holders or their transferees may sell, transfer or otherwise dispose of the notes or the shares of our common stock obtained through conversion of the notes or interests in the notes or common stock directly to third parties or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. We will not receive any proceeds from these dispositions. We issued notes with an aggregate principal amount of $25,000,000 on November 14, 2001 and an additional $5,000,000 of notes on November 20, 2001 to the selling security holders in a private placement.

      We will pay interest on the notes on May 14 and November 14 of each year, commencing on May 14, 2002, at the rate of 6% per annum. The notes will mature on November 14, 2006. The holders of the notes may convert the notes into shares of our common stock at any time at an initial conversion price of $10.80 per share, subject to customary and other antidilution adjustments. On or after November 14, 2004, we may redeem the notes, in whole or in part, at the redemption prices set forth in the section entitled "Description of the Notes--Optional Redemption by Kroll."

      The notes are senior secured subordinated obligations that are subordinated in right of payment and priority of security interest only to some of Kroll's senior debt. See "Description of the Notes--Subordination."

      On May 13, 2002 the last reported sale price of our common stock listed under the symbol "KROL" on the Nasdaq National Market was $20.64 per share.

                             ---------------------

      INVESTING IN OUR NOTES OR COMMON STOCK INVOLVES RISK. PLEASE CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

                             ---------------------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is May 14, 2002.

                                TABLE OF CONTENTS


FORWARD-LOOKING STATEMENTS...................................................1

PROSPECTUS SUMMARY...........................................................1

RISK FACTORS.................................................................6

USE OF PROCEEDS.............................................................13

RECENT DEVELOPMENTS.........................................................13

SELLING SECURITY HOLDERS....................................................15

DESCRIPTION OF THE NOTES....................................................16

DESCRIPTION OF CAPITAL STOCK................................................23

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS....................25

PLAN OF DISTRIBUTION........................................................32

LEGAL MATTERS...............................................................34

EXPERTS.....................................................................34

WHERE YOU CAN FIND MORE INFORMATION.........................................34

INCORPORATION BY REFERENCE..................................................35

UNAUDITED PRO FORMA CONDENSED COMBINING FINANCIAL STATEMENTS...............F-1

                           FORWARD-LOOKING STATEMENTS

      Some of the statements in this prospectus, including some statements in "Prospectus Summary" and "Risk Factors" are statements about what may happen in the future, so-called "forward-looking statements." They include statements regarding our current beliefs, goals and expectations and address many topics, including our expected financial position and operating results, our business strategy and our financial plans. These statements can sometimes be identified by our use of forward-looking words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "will" and similar expressions. We cannot guarantee that our forward-looking statements will turn out to be correct and our actual results could be very different from and materially worse than our beliefs, goals and expectations for various reasons, including those discussed in "Risk Factors." Furthermore, our beliefs, goals and expectations may change, and the change could be material.

                               PROSPECTUS SUMMARY

      As used in this prospectus, unless the context otherwise requires, "we," "us," "our" and "Kroll" refer to Kroll Inc. and its subsidiaries on a consolidated basis. This summary highlights information relating to us. It may not contain all the information that is important to you. See "Where You Can Find More Information" and "Incorporation by Reference." You should read the entire prospectus carefully, including the risk factors and the historical consolidated financial statements and the notes to those statements and other information incorporated by reference in this prospectus.

Business Description

      Governments, businesses and individuals worldwide are increasingly recognizing the need for services that provide security and mitigate the growing risks associated with uninformed decisions based upon incomplete or inaccurate information, as well as services designed to reduce risks associated with white-collar crime, fraud and physical threats. Through our network of 55 offices in 18 countries, we help our customers solve their risk problems and take advantage of opportunities through information, analysis, planning and support.

      We have continued to offer, and have expanded our service offerings to include, the following:

      o consulting services, which is comprised of: (1) business investigations and intelligence services, including nonfinancial due diligence, litigation support, fraud investigations, monitoring services and special inquiries and intellectual property infringement investigations; (2) financial services, including forensic accounting, recovery and restructuring, asset tracing and analysis services and pre-acquisition financial due diligence; and
            (3) technology services, including computer forensics and data recovery, information security and litigation and systems support services;

      o security services, including threat assessment, risk and crisis management, corporate security planning and executive protection, security architecture and design, and electronic countermeasures; and

      o corporate services, including pre-employment background checking, drug testing and surveillance services.

      This array of complementary services allows us to provide solutions for a wide range of issues. In the past five years, we have handled a variety of matters worldwide for our clients, including more than:

      o     11,000 investigative matters;

      o     4 million drug tests;

      o     740,000 background checks; and

      o     2,000 forensic accounting engagements.

      We consistently handle high profile cases such as monitoring the reformation of the Los Angeles Police Department under its federal court consent decree; monitoring the International Brotherhood of Teamsters' elections at the request of the U.S. Department of Justice; administering the financial restructuring of Federal Mogul Group's UK-based companies; and searching for Saddam Hussein's assets on behalf of the Kingdom of Kuwait. For the year ended December 31, 2000, we had net sales of $205.6 million and a net loss of $33.9 million; for the year ended December 31, 2001, we had net sales of $207.8 million and a net loss of $21.3 million.

Background. Kroll has its origins in the merger of The O'Gara Company and Kroll Associates, Inc. Kroll Associates was founded in 1972 by Jules B. Kroll to provide internal fraud investigative services. During the late 1970s, Kroll Associates expanded the scope of its operations to include other services such as business intelligence, due diligence for financial transactions and intelligence gathering in connection with hostile takeovers, crisis management and security assessments. In 1997, Kroll Associates merged with The O'Gara Company. In August 2001, Kroll (which then was known as The Kroll-O'Gara Company) sold its Security and Products Services Group, which consisted of the business of The O'Gara Company prior to its merger with Kroll Associates, to Armor Holdings, Inc. Our principal executive offices are located at 900 Third Avenue, New York, New York 10022, and our telephone number at that office is
(212) 593-1000.

Business Strategy. September 11, 2001 was a national and international tragedy. We believe a significant consequence of this tragedy, and global events since then, has been an increased demand for security and risk mitigation services. As a result, in the fourth quarter of 2001 our revenues from these services have increased and we believe that this increased demand for security and risk mitigation services will continue for the foreseeable future.

       We plan to grow our business by capitalizing on our strengths and taking advantage of favorable industry conditions, including projected industry growth, as well as the following strategies:

      Increase Stability of Revenue Base. We intend to increase revenue stability through:

      o the continued expansion of our security services business, including threat assessment to persons, property and information, response services and crisis management;

      o the continued expansion of our service line capabilities in other existing businesses, such as forensic accounting, fraud investigation and business valuation;

      o the continued expansion of our counter-cyclical businesses, such as financial recovery, restructuring, insolvency and turnaround services; and

      o the continuing development of businesses that have recurring revenue streams, such as background checking and drug testing.

      Maximize Operating Efficiency. We seek to increase our efficiency by using cost effective methods to minimize response times, improve the quality of services and reduce costs, including increasing employee utilization, minimizing administrative costs and facilitating the integration of formerly acquired companies.

      Expand Existing Customer Base. We are able to offer our client base a single source for global security and risk mitigation consulting services. In order to take advantage of marketing opportunities, we utilize relationship managers. This program ensures that the full range of our services within each operating group around the world is effectively marketed to our clients. This program improves communication and client knowledge about our organization and services and broadens our relationship with clients.

      Capitalize on Growing International Opportunities. With the continued growth of cross-border business transactions, companies are exposed to greater economic, political and security uncertainties. We intend to capitalize on this trend by using our respected brand name and business platform to attract new business opportunities. Additionally, we will continue to expand our physical presence into areas that are of strategic interest to our clients. For example, in 2001, we began the operation of a pre-employment screening business in Europe.

      Continue to Pursue Acquisition Opportunities. Our acquisition strategy is to pursue opportunities that will broaden our service offerings, provide complementary services and expand our geographic presence within the risk mitigation consulting services industry. We believe that our brand name and business platform are advantages in attracting acquisition opportunities. Our disciplined approach in evaluating acquisition opportunities leads us to pursue only those that fit our profile for quality, reliability, superior customer service and profitability. In many instances, we know these candidates from previous business relationships. The efficient integration of previously acquired businesses and systems and of potential new acquisitions into our existing infrastructure remains one of our top priorities.

Recent Developments. On April 1, 2002 we entered into a merger agreement to acquire ONTRACK Data International, Inc., which we refer to as Ontrack. Utilizing proprietary tools and techniques, Ontrack provides software and services solutions that help customers manage, recover and discover their valuable data. For the year ended December 31, 2001, Ontrack reported revenues of approximately $55.8 million, net income of $0.1 million and fully diluted earnings per share of $0.01. See "Recent Developments."

      On April 25, 2002 the board of directors of Kroll approved and adopted an agreement and plan of reorganization to reincorporate Kroll in the State of Delaware. The reincorporation merger is subject to the approval of Kroll shareholders. If the reincorporation merger is approved, it is expected to be completed shortly after the acquisition of Ontrack is consummated. See "Recent Developments" and "Description of Capital Stock--Reincorporation Merger."

      Kroll and Ontrack have announced the results of their respective operations for the first quarter ended March 31, 2002. See "Recent Developments."

Risk Factors. Prospective purchasers of the notes or our common stock should carefully consider the information set forth under the heading "Risk Factors," together with all other information in this prospectus including the information we are incorporating by reference, before making an investment in the notes or common stock offered by this prospectus.

THE OFFERING

      The following briefly describes some of the provisions of the notes. For more complete information, see "Description of the Notes."

Securities Offered.....    $30,000,000 in aggregate principal amount of 6%
                           Senior Secured Subordinated Convertible Notes due
                           2006 (and 2,777,777 shares of common stock issuable upon conversion of the notes) by selling security holders.

Issuer.................    Kroll Inc.

Maturity...............    November 14, 2006 unless earlier redeemed,
                           repurchased or converted.

Interest Payment Dates.    Each May 14 and November 14, beginning May 14, 2002.

Interest Rate..........    6% per year, subject to adjustment under some
                           circumstances. See "Description of the Notes --
                           Events of Default."

Conversion  Rights.....    Holders may convert the notes at any time prior to
                           maturity into shares of our common stock at a conversion price of $10.80 per share (equal to a conversion rate of approximately 92.59 shares per $1,000 principal amount of notes), subject to adjustment under some circumstances. See "Description of the Notes -- Conversion Rights."

Ranking................    The notes are senior secured subordinated obligations
                           of Kroll. The notes are secured by a pledge of the stock of the subsidiaries directly owned by Kroll and by all of the assets of Kroll. The notes rank junior in right of payment and in priority of security interest to the senior debt of Kroll consisting of a revolving line of credit in an amount up to $15,000,000. We refer to this line of credit in this prospectus together with any deferrals, renewals, refinancings or extensions as "the senior debt." See
                           "Description of the Notes -- Subordination" and
                           "Description of the Notes--Security."

Optional Redemption by     Kroll may not redeem the notes prior to November 14,
Kroll................      2004. Kroll may redeem some or all of the notes on or
                           after November 14, 2004, at 100% of the principal amount, plus accrued and unpaid interest. Kroll will therefore be required to make six interest payments before being able to redeem any notes.

Use of Proceeds........    We will not receive any of the proceeds from this
                           offering. See "Use of Proceeds."

Registration Rights....    We have agreed to keep the registration statement of
                           which this prospectus is a part effective until the date when all of the notes and common stock into which the notes are convertible are eligible for resale under Rule 144(k) under the Securities Act. If we do not comply with these and other registration obligations, we will be required to pay liquidated damages to the holders of the notes. See "Description of the Notes -- Registration Rights."

Trading................    We can provide no assurance as to the liquidity of
                           the trading market for the notes.

Risk Factors...........    An investment in the notes or our common stock is
                           subject to a number of risks and uncertainties. See
                           "Risk Factors."

NNM Symbol for our         Our common stock is traded on the Nasdaq National
  Common Stock.........    Market under the symbol "KROL."


                                   KROLL INC.
                                Ratio of Earnings
                                to Fixed Charges
                      (in thousands, except per share data)

                                       Year Ended December 31,
                                       -----------------------
                               1997      1998    1999    2000    2001
                               ----      ----    ----    ----    ----

Ratio of earnings to
  fixed charges..........      N/A(1)    2.35    N/A(1)  N/A(1)  N/A(1)


------------------

(1) Ratio of earnings to fixed charges equals operating income (loss) from continuing operations before provision for income taxes and cumulative effect of change in accounting principle and extraordinary item plus interest expense and interest implicit in lease expense from continuing operations divided by the sum of interest expense and interest implicit in lease expense from continuing operations. For the years ended December 31, 1997, 1999, 2000 and 2001, Kroll's pre-tax earnings from continuing operations were insufficient to cover fixed charges by $0.5 million, $2.3 million, $13.3 million and $9.0 million, respectively.

                                  RISK FACTORS

      You should carefully consider each of the following risks and all of the other information set forth in or incorporated by reference in this prospectus. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks and uncertainties develop into actual events, this could have a material adverse effect on our business, financial condition or results of operations. In that case, the trading price of our common stock could decline.

RISKS RELATED TO OUR BUSINESS

We may not be able to implement a strategy of internal growth following the sale of the Security Products and Services Group.

      Our ability to implement our business plan successfully requires effective planning and growth management. We will continue to manage and attempt to expand relationships with our clients. We also may enhance the capabilities of our operational systems and may require additional employees, management and operational and financial resources to support our growth strategy. If we cannot manage our growth effectively, our financial condition, results of operations and cash flow could be adversely affected.

Our business outside the United States exposes us to numerous risks, which, singly or together, could materially and adversely affect our business.

      In addition to our U.S. facilities, we have operations and assets in Argentina, Australia, Brazil, Canada, China, France, Germany, Hong Kong, India, Italy, Japan, Mexico, the Philippines, Russia, Singapore, South Africa and the United Kingdom. We also offer our services in other foreign countries and are seeking to increase our level of international business activity. Our international business exposes us to various risks. Currently, the most significant risks relate to regional economic downturns in Central and South America and in certain regions in Asia. Other risks of doing business outside the United States include exchange rate fluctuations, foreign currency restrictions, U.S. government-imposed prohibitions against offering services to specific countries, expropriation of assets, war, civil uprisings and riots, government instability, difficulties enforcing contracts under foreign legal systems, and unanticipated taxes, duties or other governmental assessments. Any of these risks could result in a loss of business, significant unexpected write-offs of assets or other unexpected costs which could have a material adverse effect on our financial condition, results of operations and cash flow.

      In the past, we have occasionally had difficulty in collecting significant accounts receivable for our services, particularly when the obligor was located in a foreign country.

We may not operate profitably in the future.

      We reported net losses of approximately $1.9 million, $33.9 million and $21.4 million for the years ended December 31, 1999, 2000 and 2001, respectively. Although the net loss in each of those periods included material non-recurring expenses, even if those expenses were excluded, results for the years ended December 31, 2000 and 2001 would have been a net loss. We cannot assure you that we will generate a profit from continuing operations or that we will operate profitably in future periods.

The terms of our senior debt could restrict our flexibility and limit our ability to satisfy obligations under the notes.

      We are subject to operational and financial covenants and other restrictions under our senior debt. These covenants could limit our operational flexibility and restrict our ability to borrow additional funds, if necessary, to finance operations and to make principal and interest payments on the notes. In addition, failure to comply with these operational and financial covenants could result in an event of default under the terms of the senior debt which, if not cured or waived, could result in the senior debt becoming due and payable. The effect of these covenants, or our failure to comply with them, could have a material adverse effect on our business and financial condition.

Our inability or failure to comply with governmental regulations and licensing requirements could have a material adverse effect on our business.

      Our services are subject to various federal, state, local and foreign laws, including privacy laws. A number of our subsidiaries hold private investigative licenses from, and their investigative activities are regulated by, state and local government agencies in various jurisdictions. We also use some data from outside sources, including data from third party vendors and various government and public record services, in performing our services. To date, applicable laws and regulations have not interfered materially with the manner in which we obtain information and conduct our operations, including our access to data used in our business. However, changes in these laws and regulations, particularly those relating to privacy, could interfere with our method of operations and access to data and, as a result, have a material adverse effect on us. If additional restrictions were imposed, they could have a material adverse effect on our financial condition, results of operations and cash flows. Additionally, the laboratory of our drug testing subsidiary is certified on the federal level and licensed in a number of states. If the subsidiary's certification were suspended or lost, we would not be eligible to perform testing for various clients, which would have a material adverse effect on the drug testing services aspect of our business. In addition, foreign countries in which we do business have laws and regulations which may restrict our business. We believe that we currently conduct our activities and operations in substantial compliance with applicable governmental laws and regulations.

We are highly dependent on executive management and other key employees and our success is largely dependent upon our ability to hire and retain skilled professionals.

      We rely heavily on our executive management and key employees to provide our services and for continued business development. Competition for these personnel is intense. Our business could be materially and adversely affected if a number of our senior managers or key employees were to leave and if we were unable to attract and retain qualified replacements.

      Competition for consulting professionals, particularly for personnel with specific risk mitigation and other skills necessary to perform the services which we offer, has caused wages to increase at a rate greater than the general rate of inflation. We may not be successful in attracting, hiring and retaining qualified people at favorable rates. Our success is largely dependent upon the ability to hire and retain skilled professionals.

The risk mitigation industry is very competitive; we may be unable to compete favorably.

      We compete with local, regional, national and international firms, including investigative and security firms and consultants in specialized areas such as kidnapping. We believe that we are one of the largest companies in the world that provide a broad array of security and risk mitigation services on a global basis and that we enjoy strong name recognition in our industry.

      Nevertheless, the markets in which we do, and intend to do, business are highly competitive. In most service areas in which we operate, there is at least one competitor that is significantly larger or more established than we are in the delivery of that individual service. Many of the national and international accounting firms, along with other companies such as Forensic Technologies, Inc., Securitas AB, Control Risks Group Limited, Investigations Group, Inc. and ChoicePoint, Inc., provide consulting services similar to some of our services. Some of these firms have indicated an interest in providing corporate investigation and business intelligence services similar to ours on a broader scale and may prove to be formidable competitors if they elect to devote the necessary resources to these competitive businesses. The accounting firms have significantly larger financial and other resources than we have and have long-established relationships with their clients, which also are likely to be clients or prospective clients of ours. In addition, large multinational security services providers have indicated an interest in expanding their services to include value-added services such as some of the risk mitigation services we provide. Competitive conditions could have a material adverse effect on our financial condition, results of operations and cash flows.

We may not be able to develop and implement a strategy of growth through acquisitions following the sale of the Security Products and Services Group.

      We made multiple acquisitions in 1998, 1999 and 2000 and in April 2002 entered into an agreement to acquire ONTRACK Data International, Inc. (see "Recent Developments"). We are currently evaluating our acquisition strategy. While we have experience in identifying and integrating acquisitions, we may not be able to identify other suitable acquisition candidates, obtain the capital necessary to pursue our acquisition strategy or complete acquisitions on satisfactory terms or at all. When companies are acquired, we may not be able to integrate or manage these businesses so as to produce returns that justify the investment. In addition, issues relating to new acquisitions may divert our management's attention from existing operations. If we cannot manage our growth for any of these reasons, our financial condition, results of operations and cash flow could be adversely affected.

We may be subject to potentially significant liability claims.

      The very nature of our business exposes us to liability claims in instances in which our clients suffer losses in spite of our efforts to mitigate their risks. We maintain professional liability insurance with a policy aggregate limit of $15 million including loss and claim expense. If one or more successful claims substantially exceeded coverage limits, it would have a material adverse effect on us. Also, in the ordinary course of our business, we are subject to claims of third parties other than clients alleging trespass, invasion of privacy and other tortious conduct by our investigators and other personnel, which may not be covered by insurance. Although we endeavor to minimize the risk of these claims, a substantial successful claim could have a material adverse effect on us.

Our business is not predictable and varies from period to period.

      We generally do not have long term contracts with our clients and our ability to generate net sales is dependent upon obtaining many new projects each year, most of which are of relatively short duration. As a result, our net sales and net income from year-to-year and period-to-period are not necessarily predictable and historically there has not been a consistent year-to-year pattern of growth. Period-to-period comparisons within a given year or between years may not be meaningful or indicative of operating results over a full fiscal year. Additionally, the demand for our services is affected by general economic conditions and the level of corporate acquisitions and other financial transactions, and clients reduce their reliance on our services during periods when there is a decline in those activities. In addition, our operating results are affected by specific market conditions, including, among other factors specified in this section, increased competition, the mix of services sold among our service offerings, our ability to control costs and the demand for our services.

We will need to use a portion of our cash flow to service our debt.

      As of December 31, 2001, we had total indebtedness (net of notes discount) of approximately $22.0 million and total shareholders' equity of approximately $111.1 million. As of December 31, 2001 our debt was approximately 19.8% of our shareholders' equity. In addition, we have entered into a revolving credit agreement under which we can borrow up to $15 million of senior debt, subject to a borrowing base limitation. As of April 30, 2002, Kroll did not have any senior debt outstanding.

      We anticipate that our cash interest expense for the year ending December 31, 2002 will be approximately $2 million. Our adjusted cash flows from operating activities from continuing operations, excluding one-time recurring charges, would not have been sufficient to fund cash interest expense for the year ended December 31, 2000, but would have been sufficient to fund cash interest expense for the year ended December 31, 2001. We expect to use a portion of our cash flow from operations to pay the principal and interest on our debt, but we do not believe that servicing our debt will materially affect our cash available for existing operations and future growth. However, we cannot assure you that this will be the case.

We may not be able to obtain additional financing when we need it or obtain it on acceptable terms.

      We believe that our current operations and our financing will generate enough cash flow to meet all of our cash requirements and support our growth strategy. However, we may need additional capital in order to finance internal growth or pursue acquisitions. In addition, we may experience unexpected circumstances, including the occurrence of any of the risk factors discussed in this section, which may have a material adverse effect on our cash flow and require us to obtain additional capital. We may decide to sell additional shares of common stock to obtain additional capital. If we sell more shares, the price of our stock may decline significantly and your ownership may be substantially diluted. If we require additional capital, we may have to borrow funds under new credit facilities or issue equity, equity-related or debt securities. We cannot assure you that additional financing will be available, and if so, whether it will be on acceptable terms. Our inability to obtain any needed financing, or the terms on which it may be available, could have a material adverse effect on our financial condition, results of operations and cash flow.

Our code of regulations contains provisions that allow for the indemnification of our directors and officers.

      Our code of regulations provides that Kroll will indemnify any current or former director, officer, employee or agent against expenses, including judgments and fines, if such director, officer, employee or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of Kroll. In addition, if the reincorporation merger agreement is approved and adopted, following its reincorporation in Delaware, Kroll's certificate of incorporation and bylaws will also provide for indemnification for its directors and officers and, in addition, will provide that a director of Kroll will not be personally liable to Kroll or its stockholders for monetary damages for breach of fiduciary duty as a director. However, a director will remain liable for any breach of the director's duty of loyalty to Kroll or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payment of dividends or unlawful stock purchase or redemption, or for any transaction from which the director derived any improper personal benefit.

We do not intend to pay dividends.

      We intend to retain future earnings, if any, that may be generated from our operations to help finance the growth and development of our business, and we do not plan to pay cash dividends to our shareholders for the foreseeable future. Furthermore, we are prohibited from paying cash dividends by the terms of the notes.

Jules B. Kroll, who will own approximately 11.4% of our outstanding common stock, will have significant influence over the management and direction of Kroll.

      After the offering is completed, Mr. Kroll will own approximately 11.4% of the outstanding shares of Kroll common stock and he is the Executive Chairman of the Board of Directors of Kroll. As a result, Mr. Kroll has significant influence over the management and direction of Kroll, including the election of directors, appointment of management and approval of actions requiring the approval of shareholders.

Certain provisions in our articles of incorporation and in the notes could deter acquisition by a third party.

      Our articles of incorporation provide our board of directors with the authority to issue preferred stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control, and may adversely affect the voting and other rights of the holders of our capital stock and may discourage, delay or prevent a takeover attempt that a shareholder might consider in its best interest. If the reincorporation merger agreement is approved and adopted, following its reincorporation in Delaware, Kroll's certificate of incorporation and bylaws will contain provisions, in addition to granting the board of directors the authority to issue preferred stock, that may be deemed to have anti-takeover effects and may discourage, delay or prevent a takeover attempt that a stockholder might consider in its best interest. These provisions include: (1) the requirement that there be three classes of directors and that their terms be staggered; (2) the requirement that a stockholder comply with specified procedures, including advance written notice, before bringing matters, including the nomination of directors, before a stockholders' meeting;
(3) the specific denial of stockholders' ability to take action by written consent, and (4) the restriction of the right to call special meetings to only the Executive Chairman of the Board, the Chief Executive Officer or the board of directors pursuant to a board resolution.

      A change in control would be an event of default under our senior debt. In addition, until November 14, 2003, Kroll cannot enter into a transaction that would result in a change of control of Kroll without the prior written consent of holders of a majority of notes. Even if the noteholders consent, the notes would become immediately due and payable upon a change in control of Kroll. These events would add to the cost of acquisition, which could deter a third party from acquiring us.

RISKS RELATED TO THE NOTES AND THE COMMON STOCK INTO WHICH THE NOTES ARE CONVERTIBLE

We cannot assure you that an active trading market will exist for these notes, which may reduce their market price.

      The notes were initially issued on November 14, 2001 and November 20, 2001. We do not anticipate that an active trading market for the notes will exist. The liquidity of any trading market in the notes and the market price quoted for the notes may be adversely affected by changes in our financial condition, financial performance or financial prospects or in the prospects for companies in our industry generally. If an active market for the common stock of Kroll fails to be sustained, the trading price of the notes could fall. The notes could also trade at lower prices depending on other factors, including:

      o     prevailing interest rates;
      o     the markets for similar securities; and
      o     general economic conditions.

The notes will be subordinated to our senior debt, which may inhibit our ability to repay you.

      The selling security holders subordinated the notes in favor of our senior debt. In addition, the notes are subordinate in priority of security interest to the senior debt. Only when our obligations under the senior debt are satisfied in full will the collateral or the proceeds of the collateral be available to satisfy our obligations under the notes. Even if the proceeds from the sale or liquidation of the collateral are sufficient to satisfy our obligations under the senior debt, if the amount of the remaining proceeds is less than the aggregate outstanding principal amount of the notes, we may be unable to fully satisfy our obligations under the notes. As a result, our obligations under the notes are effectively secured only to the extent that there is sufficient collateral in excess of the collateral necessary to satisfy our obligations under the senior debt.

Future sales of Kroll common stock in the public market could lower the stock price.

      We may, in the future, sell additional shares of our common stock in subsequent public offerings. We may also issue additional shares of our common stock to finance future acquisitions, including acquisitions larger than those we have done in the past through the issuance of equity securities (see "Recent Developments"). Additionally, a substantial number of shares of our common stock is reserved for issuance pursuant to stock options and upon conversion of the notes. The antidilution provisions of the notes regarding price protection could result in additional shares of our common stock being issued, which would increase the number of shares of common stock outstanding on a fully diluted basis and could reduce the market price for our common stock.

      We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances of our common stock will have on the market price of our common stock. The issuance of substantial amounts of our common stock (including shares issued in connection with an acquisition or upon the exercise of stock options or the conversion of the notes), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Our stock price has been highly volatile. You could lose all or part of the value of your Kroll common stock.

      The market price of our common stock has fluctuated and may continue to fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

      o sale of our common stock by shareholders because our business profile does not fit their investment objectives;

      o if our acquisition of Ontrack is completed, sales of Kroll common stock by Ontrack shareholders, including Ontrack's founders and significant shareholders Messrs. Rogers, Pence and Stevens, each of whom has informed Ontrack of his intention, consistent with his long standing desire to diversify his holdings, to sell Kroll common stock he receives in the Ontrack merger from time to time as market conditions are favorable and in accordance with the volume limitations prescribed by Rule 145 and all other legal requirements;

      o     actual or anticipated fluctuations in our operating results;

      o changes in earnings estimated by securities analysts or our ability to meet those estimates;

      o the operating and stock price performance of other comparable companies;

      o     developments and publicity regarding our industry; and

      o     general economic conditions.

      In addition, the stock market in general has experienced volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common stock, regardless of our actual performance, and could enhance the effect of any fluctuations that do relate to our operating results.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the disposition of the notes or the shares of common stock which are issuable upon conversion of the notes.

                               RECENT DEVELOPMENTS

      On February 21, 2002, Kroll executed agreements with Foothill Capital Corporation providing a revolving credit facility of up to $15 million, subject to borrowing base limitations, for a term of three years. We refer to this credit facility in this prospectus as the senior debt. The senior debt is secured by a security interest in substantially all of the assets of Kroll and its material domestic subsidiaries and a pledge of the stock of some of Kroll's subsidiaries. The loan and security agreement governing this senior debt requires Kroll to maintain a minimum level of EBITDA and contains restrictions on the incurrence of additional debt, the creation of any liens on any of Kroll's assets, certain acquisitions, distributions to certain subsidiaries and other affirmative and negative covenants customarily contained in debt agreements of this type. See "Description of the Notes."

      On April 1, 2002, Kroll entered into a merger agreement to acquire ONTRACK Data International, Inc., which we refer to as Ontrack. Ontrack provides software and service solutions that help customers manage, recover and discover their valuable data. Using its proprietary tools and techniques, Ontrack recovers lost or corrupted data from virtually all operating systems and types of storage devices through its do-it-yourself, remote and in-lab capabilities and prevents critical data loss through a broad line of problem-solving, file-management and productivity utilities.

      The merger agreement provides that a wholly owned subsidiary of Kroll will be merged with and into Ontrack, resulting in Ontrack becoming a wholly owned subsidiary of Kroll. In the merger, each share of outstanding Ontrack common stock will be converted, according to the exchange ratio set forth in the merger agreement, into the right to receive a fraction of a share of Kroll's common stock, having a value of approximately $12.50, subject to a collar. In addition, Kroll will assume Ontrack's existing stock option plans and as a result of the merger, Ontrack stock options will become exercisable for a number of shares of Kroll's common stock and at exercise prices as adjusted for the exchange ratio. The total purchase price for the acquisition of Ontrack is expected to be approximately $140 million based on the number of shares of Ontrack common stock and Ontrack stock options outstanding as of April 1, 2002.

      For the year ended December 31, 2001 Ontrack reported revenues of approximately $55.8 million, compared to revenues of approximately $52.9 million in 2000, net income of approximately $0.1 million, compared to approximately $5.0 million in 2000, and diluted earnings per share of $0.01, compared to $0.48 in 2000. Ontrack's consolidated financial statements for the two years ended December 31, 2001, and for the three years in the period ended December 31, 2001, are incorporated in this prospectus by reference from Ontrack's Annual Report on Form 10-K, as amended, for the year ended December 31, 2001. Unaudited pro forma condensed combining financial statements and accompanying notes giving pro forma effect to the acquisition of Ontrack for the year ended December 31, 2001 are included in this prospectus beginning on page F-1.

      The merger is subject to customary closing conditions, including the approval of shareholders of Kroll and Ontrack and certain regulatory approvals. The Boards of Directors of both companies have unanimously approved the merger and the merger agreement. The proposed acquisition is expected to close late in the second quarter or in the third quarter of 2002.

      Kroll and Ontrack have announced the results of their respective operations for the first quarter ended March 31, 2002. For the first quarter of 2002, Kroll announced net sales of $56.0 million, compared to net sales of $50.8 million for the first quarter of 2001, net income of $2.3 million, compared to net income of $0.5 million for the first quarter of 2001, and earnings per fully-diluted share of $0.10, compared to earnings of $0.02 per fully-diluted share for the first quarter of 2001. For the first quarter of 2002, Ontrack announced total revenues of $15.1 million, compared to total revenues of $14.7 million for the first quarter of 2001, net income of $1.2 million, compared to net income of $1.1 million for the first quarter of 2001, and diluted earnings per share of $0.11 per share, the same as diluted earnings per share for the first quarter of 2001.

      On April 25, 2002 the board of directors of Kroll, which we also refer to as Kroll Ohio in parts of this prospectus, approved and adopted an agreement and plan of merger to reincorporate Kroll in the State of Delaware. Under the reincorporation merger agreement, Kroll Ohio will be merged with and into Kroll Inc., a Delaware corporation, which we refer to in this prospectus as Kroll Delaware. Upon completion of the reincorporation merger, Kroll Delaware will continue to operate Kroll Ohio's business and Kroll Ohio will cease to exist. If the reincorporation merger is consummated, holders of Kroll Ohio common stock will become holders of Kroll Delaware common stock, and their rights as stockholders will be governed by the Delaware General Corporation Law and the Kroll Delaware amended and restated certificate of incorporation and bylaws. The reincorporation merger is subject to the approval of Kroll Ohio shareholders, and if approved, is expected to be completed shortly after the acquisition of Ontrack is consummated. See "Description of Capital Stock--Reincorporation Merger."

                            SELLING SECURITY HOLDERS

      We sold the notes to Palisade Concentrated Equity Partnership, L.P. and Pegasus Partners II, L.P. and on April 26, 2002 Pegasus Partners II, L.P. sold all of its notes to Deutsche Bank AG, London Branch in a privately negotiated transaction.

      The following table sets forth information, as of April 26, 2002, with respect to the selling security holders, and the principal amounts of notes beneficially owned by each selling security holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling security holders. The selling security holders or their transferees may offer all, some or none of the notes or common stock into which the notes are convertible. The selling security holders identified below may sell, transfer or otherwise dispose of all or a portion of their notes or shares of common stock, or interests in the notes or common stock, in transactions exempt from the registration requirements of the Securities Act. Selling security holders, including their transferees, pledgees or donees or their successors, may from time to time dispose of pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible, or interests in the notes or common stock.


                         PRIOR TO OFFERING                              AS ADJUSTED FOR OFFERING
------------------------------------------------------  ----------------------------------------------------------

                 Principal                                          Principal
                   Amount                                             Amount                  Common
                 of Notes      Percent    Common Stock              of Notes     Percent       Stock
                Beneficially  the Notes   Beneficially   Percent   Beneficially  the Notes  Beneficially  Percent
Name               Owned        Owned       Owned        of Class     Owned       Owned        Owned      of Class
----            ------------  ---------   ------------   --------  ------------  ---------  ----------    --------

Palisade        $20,000,000      66%     1,851,851(2)      8.1%         $0          0%            0           0
Concentrated
Equity
Partnership,
L.P.(1)

Deutsche Bank   $10,000,000      34%       944,388(3)      4.1%         $0         0.1%      18,463           0
AG, London
Branch

---------------------
(1) Palisade Capital Management, LLC, as investment adviser, has investment and voting discretion over the securities held by Palisade Concentrated Equity Partnership, L.P.
(2) The 1,851,851 shares of common stock beneficially owned by Palisade Concentrated Equity Partnership, L.P. consists of the total number of shares issuable upon conversion of the notes.
(3) The 944,388 shares of common stock beneficially owned by Deutsche Bank AG, London Branch consists of 925,925 shares of common stock issuable upon conversion of the notes and 18,463 shares of common stock owned by an affiliate of Deutsche Bank AG, London Branch.

      Information concerning the selling security holders may change from time to time and any changed information will be set forth in supplements to this prospectus or in post-effective amendments to the registration statement of which this prospectus is a part if and when necessary. In addition, the conversion rate and, therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock into which the notes are convertible may increase or decrease. If, as a result of antidilution provisions of the notes regarding price protection, additional shares of our common stock become issuable upon conversion of the notes and the shares of common stock covered by this registration statement are exhausted, we will need to file another registration statement to cover the resale of the additional shares.

                            DESCRIPTION OF THE NOTES

      The notes were issued pursuant to a securities purchase agreement dated November 14, 2001, among Kroll, Palisade and Pegasus.

      The following description is only a summary of the material provisions of the notes (and the securities purchase agreement). We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of these notes. These documents are filed as exhibits to the registration statement of which this prospectus is a part.

      When we refer to Kroll in this section, we refer only to Kroll Inc., an Ohio corporation, and not its subsidiaries.

Brief Description of the Notes

      The notes are:

      o limited to $30,000,000 aggregate principal amount, which consists of $25,000,000 principal amount issued on November 14, 2001 and $5,000,000 principal amount issued on November 20, 2001.

      o general secured obligations, junior in right of payment and priority of security interest to the senior debt;

      o convertible into our common stock at a conversion price of $10.80 per share, subject to adjustment as described below under "-- Conversion Rights";

      o redeemable at our option in whole or in part beginning on November 14, 2004 upon the terms set forth below under "-- Optional Redemption by Kroll"; and

      o due on November 14, 2006, unless earlier converted by you at your option or redeemed by us at our option.

Interest

      The notes bear interest from the date of issuance at the rate of 6% per year, subject to adjustment in the event of a default under the notes or under the registration rights agreement, dated November 14, 2001, among Kroll, Palisade and Pegasus. We will pay interest semiannually on May 14 and November 14 of each year, respectively, beginning May 14, 2002. Interest is computed on the basis of a 360-day year comprised of twelve 30 day months.

Conversion Rights

      You may convert any outstanding notes (or portions of outstanding notes) into our common stock, initially at the conversion price of $10.80 per share (equal to a conversion rate of approximately 92.59 shares per $1,000 principal amount of notes). The conversion price is subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay in cash the portion of the principal amount of the note which cannot be converted into a whole share. In addition, when you convert your notes, you will be entitled to receive interest that had accrued and was unpaid up to the date of conversion at the next scheduled interest payment date after your conversion.

      You may exercise conversion rights at any time prior to the close of business on the last business day prior to the final maturity date of the notes. However, if you are a holder of notes that have been called for redemption, you must exercise your conversion rights prior to the close of business on the business day preceding the redemption date, unless we default in payment of the redemption price.

      You will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than yours. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by you have been paid.

      To convert a note, you must:

      o     complete a conversion notice;

      o deliver the completed conversion notice and the notes to be converted to the specified office of the conversion agent; and

      o pay all taxes or duties, if any, as described in the preceding paragraph.

      The conversion date will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. A certificate for the number of shares of common stock into which the notes are converted (and cash instead of any fractional shares) will be delivered as soon as practicable on or after the conversion date but not later than five days after the conversion date.

      We will adjust the conversion price in some circumstances, such as:

      o     subdivisions and combinations of our common stock;

      o issuances or sales of our common stock for a price per share less than the conversion price in effect at that time; or

      o issuances of rights, options or warrants to purchase our common stock or securities convertible into our common stock at less than (or having an exercise or conversion price per share less than) the conversion price in effect at that time.

      If we:

      o reclassify or change our common stock (other than changes resulting from a subdivision or combination); or

      o merge or consolidate with or into any person or sell or convey to another person all or substantially all of our property and assets,

and the holders of our common stock receive stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, the holders of the notes may thereafter convert the notes into the consideration they would have received if they had converted their notes immediately prior to such reclassification, change, consolidation, merger, sale or conveyance.

Optional Redemption By Kroll

      We may not redeem the notes in whole or in part at any time prior to November 14, 2004. At any time on or after November 14, 2004, we may redeem some or all of the notes, on at least 20 days' notice, at 100% of the principal amount of the notes to be redeemed. In addition, we will pay all interest on the notes being redeemed that is accrued and unpaid to, but excluding, the redemption date.

Optional Redemption at the Request of the Holders

      At the option of the note holders, Kroll is required to prepay amounts due under the notes to the extent of (1) the net after-tax proceeds from the sale of assets in excess of $500,000, (2) the net cash proceeds from insurance or condemnation awards in excess of $250,000, or (3) the net cash proceeds from the issuance of equity securities.

Subordination

      The notes are senior secured subordinated obligations that are contractually subordinated in right of payment to the senior debt. On February 21, 2002, Kroll executed agreements with Foothill Capital Corporation providing a revolving credit facility of up to $15 million, subject to borrowing base limitations, for a term of three years. We refer to this credit facility as the senior debt. The senior debt is secured by a security interest in substantially all of the assets of Kroll and its material domestic subsidiaries and a pledge of the stock of some of Kroll's subsidiaries. See "--Security" below. At April 30, 2002, Kroll had not borrowed any money under the credit facility and did not have any senior debt outstanding.

      Kroll may not make any payment or distribution on account of the principal of or interest on the notes

      o if Kroll has filed for or is involuntarily put into bankruptcy or Kroll is otherwise insolvent, until the senior debt, including principal and interest, is paid in full in cash;

      o upon any dissolution, liquidation or other winding-up of Kroll, until the senior debt is paid in full in cash;

      o if the maturity of the senior debt is accelerated because of an event of default under the senior debt or otherwise, until the senior debt is paid in full or the acceleration is cured or waived; or

      o if the maturity of the notes is accelerated because of an event of default under the notes (other than bankruptcy or insolvency) and within 90 days of that acceleration the maturity of the senior debt is accelerated, until the senior debt is paid in full.

      If an event of default under the senior debt relating to payment has occurred, there is senior debt outstanding and the lender notifies Kroll of this event of default, unless the event of default is cured or waived or the senior debt is paid in full, the noteholders cannot file suit against Kroll or proceed against the collateral for the notes, and Kroll cannot make any payment or distribution on account of the principal of or interest on the notes, for 180 days after Kroll receives notice from the lender. If at the end of the 180 days, the senior debt lender has failed to accelerate the senior debt and proceed against Kroll or the collateral for the senior debt, and so long as Kroll is not subject to an insolvency proceeding, Kroll may continue to make payments on account of the interest on the notes and the noteholders can file suit against Kroll or proceed against the collateral for the notes.

      If an event of default under the senior debt that does not relate to payment has occurred and the lender notifies Kroll of this event of default,

      o if no senior debt is outstanding, the noteholders may immediately proceed against Kroll or the collateral for the notes and Kroll can make payments or distributions on account of the principal of or interest on the notes;

      o if $1.00 to $5,000,000 of senior debt is outstanding, the noteholders cannot file suit against Kroll or proceed against the collateral for the notes, and Kroll cannot make any payment or distribution on account of the principal of or interest on the notes, for 120 days after Kroll receives notice from the lender, unless the event of default is cured or waived or the senior debt is paid in full;

      o if more than $5,000,000 of senior debt is outstanding, the noteholders cannot file suit against Kroll or proceed against the collateral for the notes, and Kroll cannot make any payment or distribution on account of the principal of or interest on the notes, for 180 days after Kroll receives notice from the lender, unless the event of default is cured or waived or the senior debt is paid in full.

If at the end of the relevant period of time, the senior debt lender has failed to accelerate the senior debt and proceed against Kroll or the collateral for the senior debt, and so long as Kroll is not subject to an insolvency proceeding, Kroll may continue to make payments on account of the interest on the notes and the noteholders can file suit against Kroll or proceed against the collateral for the notes.

      These subordination provisions do not affect Kroll's obligation to pay, when due, the principal of and interest on the notes.

      By accepting a note, the holder of that note agrees to enter into a subordination agreement with the lender of the senior debt.

Security

      The notes are secured by a pledge of the stock of the subsidiaries directly owned by Kroll and by all of the assets of Kroll, including all of Kroll's equipment, general intangibles, receivables, intellectual property and all products and proceeds of the above. The security interest of the notes is subordinated to the security interest granted to the lender of the senior debt. When Kroll issued the senior debt, Kroll secured the notes with the same assets of Kroll and its subsidiaries and the same pledge of stock of Kroll's subsidiaries as the senior debt, except that the notes are subordinate to the security interest and rights of the senior debt. The senior debt is secured by a security interest in substantially all of the assets of Kroll and its material domestic subsidiaries and a pledge of the stock of some of Kroll's subsidiaries.

Events of Default

      Each of the following is an event of default under the notes:

      o a default in the payment of all or part of the principal due at the maturity date or of all or any part of the interest due within three days of the interest payment date under the notes;

      o Kroll's failure to observe for a period of ten days or more any covenant in: the security purchase agreement dated as of November 14, 2001 by and among Kroll, Palisade and Pegasus; the registration rights agreement dated as of November 14, 2001 by and among

            Kroll, Palisade and Pegasus; the security agreement dated as of November 14, 2001 by and between Kroll and Palisade, as collateral agent; or the pledge agreement dated as of November 14, 2001 by and between Kroll and Palisade, as collateral agent;

      o a breach by Kroll or any of its subsidiaries of any of its obligations where that breach may involve claims against Kroll or any of its subsidiaries in excess of $100,000 individually or $500,000 in the aggregate;

      o a judgment or order for payment of money issued against Kroll or its subsidiaries in excess of $100,000 individually or $500,000 in the aggregate, and that judgment is unsatisfied and unstayed for 20 days;

      o Kroll files for or is put into bankruptcy or Kroll otherwise becomes insolvent;

      o a material breach of any of Kroll's representations, warranties or covenants in the securities purchase agreement or in any other document delivered to Palisades or Pegasus;

      o the delisting or deregistration or suspension from trading of Kroll's common stock from Nasdaq for more than five business days;

      o Kroll's failure to file a registration statement relating to the resale of the notes and the common stock into which the notes are convertible within the time required by the registration rights agreement for 15 consecutive business days or the failure to maintain the effectiveness of the registration statement after filing for 15 consecutive business days or 30 business days in any 12 month period for the time required by the registration rights agreement;

      o     an acceleration of amounts due under the senior debt; or

      o a change in control of Kroll, which is defined as: (1) the acquisition of more than 50% of the total voting power of all of the outstanding stock of Kroll; (2) the sale, lease or other transfer or conveyance of all or substantially all of the assets of Kroll or any of its material subsidiaries; (3) the liquidation or dissolution of Kroll or any material subsidiary of Kroll; (4) a reclassification or other change of stock or recapitalization which materially adversely changes the terms or conditions of the notes or shares; (5) the consummation of a merger or consolidation by Kroll or any material subsidiary with or into any other entity where the stockholders of Kroll before the merger or consolidation do not control, directly or indirectly, at least a majority of the voting interests of the surviving entity after giving effect to such merger or consolidation; or (6) the sale, transfer or other disposition by Jules Kroll of 40% or more of his Kroll common stock.

In the event of a default, the holders of the notes may declare the notes to be immediately due and payable. In the event of a default caused by bankruptcy or insolvency, the principal of and any accrued interest on the note shall become immediately due and payable without any action by the holder.

Additional Covenants

       For as long as the notes remain outstanding, Kroll may not, without prior written consent of holders of a majority of the principal amount of the notes:

      o exchange, redeem or convert any of its capital stock for debt (including convertible debt);

      o     declare or pay any non-stock dividend;

      o amend its articles of incorporation or code of regulations, or the comparable documents of any of its subsidiaries, to change any of the rights, preferences or privileges provided for in the notes;

      o redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any of Kroll's capital stock, except for repurchases from Kroll employees in connection with termination of employment;

      o create or authorize the creation of any additional debt that is senior to or pari passu with the notes, other than the senior debt;

      o consent to or permit any dissolution, winding up, commencement of bankruptcy, insolvency, liquidation or similar proceedings with respect to Kroll or any of its material subsidiaries;

      o create, incur or assume any liability for borrowed money for itself or for any subsidiary other than the notes, the senior debt, or the permitted debt and additional debt identified in the securities purchase agreement;

      o create, incur or assume any mortgage, pledge, lien or encumbrance of or upon or security interest in any of Kroll's or its material subsidiaries' properties or assets except for the security agreement and pledge agreement in favor of the selling security holders, the security interest or the holders of the senior debt, and as otherwise permitted under the securities purchase agreement;

      o assume, endorse, be or become liable for or guarantee the obligations of another person for borrowed money in excess $1,000,000 in the aggregate, or permit any subsidiary of Kroll to do the same;

      o     enter into a significant new line of business; or

      o until November 14, 2003, enter into any agreement for, or complete, a change of control of Kroll (as defined under "Events of Default" above).

      In addition, Kroll cannot issue any additional notes without the prior written consent of each of the selling security holders.

Registration Rights

      Under the terms of a registration rights agreement with the selling security holders, we have filed with the SEC a registration statement of which this prospectus is a part. The following description is only a summary of the material provisions of the registration rights agreement. We urge you to read the registration rights agreement in its entirety because it, and not this description, affects your rights as holders of these notes. The registration rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

      Under the terms of the registration rights agreement, we agreed to use all commercially reasonable efforts to:

      o cause the registration statement to become effective as promptly as is practicable, but in no event later than 90 days after the filing of the registration statement; and

      o     keep the registration statement effective until the later of:

            o two years after the last date of original issuance of the notes; and

            o the date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to Rule 144(k) under the Securities Act.

      If,

      o the registration statement has not been declared effective prior to ninety (90) days after the registration statement is filed with the SEC; or

      o the registration statement is suspended or otherwise ceases to be effective or current for at least 30 days (each, a "registration default"),

additional interest as liquidated damages will accrue on the notes from and including the day following the registration default to but excluding the day on which the registration default has been cured. Liquidated damages will be paid semiannually in arrears, with the first semiannual payment due on the first interest payment date, as applicable, following the date on which such liquidated damages begin to accrue, at a rate equal to an increase in the interest rate on the notes by one-half of one percent (0.50%) for each thirty
(30) day period (or pro rata for any portion thereof) during which such registration default exists and is not cured.

      The registration statement of which this prospectus is a part is filed as a post-effective amendment on Form S-3 to the registration statement on Form S-1 under the Securities Act which we have filed with the SEC to register the Kroll notes and common stock that the noteholders will receive upon conversion of the notes. The purpose of this post-effective amendment on Form S-3 is to file the registration statement on a shorter Securities Act registration statement, as permitted by Rule 401(c) under the Securities Act.

Governing Law

      The notes are governed by the laws of the State of New York.

                          DESCRIPTION OF CAPITAL STOCK

General

      The authorized capital stock of Kroll consists of 50,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of April 15, 2002, there were approximately 170 shareholders of record of Kroll common stock and approximately 22,907,770 shares of Kroll common stock outstanding, not including the 2,777,777 shares issuable upon conversion of the notes, 3,187,088 shares issuable upon exercise of employee stock options or 9,526 shares issuable upon exercise of outstanding warrants. A description of the material provisions of our articles of incorporation that affect the relative rights of the common stock is set forth below. The following description of the capital stock of Kroll is intended to be a summary only and is qualified in its entirety by reference to our articles of incorporation and code of regulations filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

      The holders of common stock are entitled to one vote for each share held and shall be entitled to notice of any shareholders meeting and to vote upon any matters that properly come before a meeting as provided in the code of regulations of Kroll or as may be provided by law. Except for and subject to those rights expressly granted to holders of preferred stock, and except as may be provided by the laws of the State of Ohio, the holders of common stock have all other rights of shareholders, including (1) the right to receive dividends, when, as and if declared by the board of directors out of assets lawfully available to pay dividends and (2) in the event of any distribution of assets upon a liquidation or winding up of Kroll, the right to receive all the assets and funds of Kroll remaining after the payment to the creditors of Kroll and the holders of the preferred stock, if any, of the specific amounts which they are entitled to receive upon that distribution. The common stock is not convertible or redeemable and there are no sinking fund provisions for the redemption of the common stock. None of the shares of common stock of Kroll has preemptive rights.

Preferred Stock

      The board of directors may issue preferred stock from time to time, without the approval of our shareholders, in one or more series. Each series of preferred stock will have the voting powers, if any, designations and preferences that are stated in the resolutions adopted by the board of directors providing for its designation and issue. The board of directors is authorized by our articles of incorporation to determine, among other things, the voting, dividend, redemption, conversion and liquidation powers, rights and preferences and the limitations of each series of preferred stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Kroll, and may adversely affect the voting and other rights of the holders of our capital stock.

Reincorporation Merger

      On April 25, 2002 the board of directors of Kroll approved and adopted an agreement and plan of merger to reincorporate Kroll in the State of Delaware. Under the reincorporation merger agreement, Kroll, which we also refer to as Kroll Ohio in this section and other parts of the prospectus, will be merged with and into Kroll Inc., a Delaware corporation, which we refer to in this prospectus as Kroll Delaware. Upon completion of the reincorporation merger, Kroll Delaware will continue to operate Kroll Ohio's business and Kroll Ohio will cease to exist.

      The reincorporation merger is subject to the approval of Kroll Ohio shareholders, and if approved, is expected to be completed shortly after the acquisition of Ontrack is consummated.

      In the reincorporation merger, each outstanding share of Kroll Ohio common stock will automatically be converted into one share of Kroll Delaware common stock, $.01 par value, and each share of Kroll Ohio preferred stock, if any, will be automatically converted into one fully paid and nonassessable share of identical preferred stock of Kroll Delaware, par value $.01 per share. If the reincorporation merger is consummated, holders of Kroll Ohio common stock will become holders of Kroll Delaware common stock, which will result in their rights as stockholders being governed by the Delaware General Corporation Law and the Kroll Delaware amended and restated certificate of incorporation and bylaws. The Kroll Delaware amended and restated certificate of incorporation and bylaws will effectively replace the amended and restated articles of incorporation and code of regulations of Kroll Ohio.

      If approved by Kroll Ohio shareholders, upon consummation of the reincorporation merger, the amended and restated certificate of incorporation of Kroll Delaware will change the authorized capital stock of the surviving corporation as follows: (i) the number of authorized shares of common stock will be increased by 50,000,000, raising the total number of shares of authorized common stock to 100,000,000 and (ii) the number of authorized shares of preferred stock will be increased by 4,000,000, raising the total number of shares of authorized preferred stock to 5,000,000. In addition, Kroll Delaware will have a board of directors consisting of three classes which serve for staggered three year terms, will provide for indemnification for Kroll's directors and officers to the fullest extent permitted by Delaware law and will also provide that a director of Kroll will not be personally liable to Kroll or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions. The preceding description of the Kroll Delaware amended and restated certificate of incorporation and bylaws is intended to be a summary only and is qualified in its entirety by reference to the Kroll Delaware amended and restated certificate of incorporation and bylaws filed as exhibits to the registration statement of which this prospectus is a part.

Transfer Agent and Registrar

      The Transfer Agent and Registrar for our common stock is Fifth Third Bank, N.A.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following discusses the material U.S. federal income tax consequences to holders, and U.S. estate tax consequences to non-U.S. holders (defined below), relating to the purchase, ownership, conversion and disposition of the notes and the ownership and disposition of common stock into which the notes may be converted. This discussion is for general information only and does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your personal circumstances. This discussion also addresses certain issues with respect to our deduction for interest on the notes. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, applicable existing and proposed U.S. Treasury regulations, and judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis, or to differing interpretation. Except as otherwise noted, this summary applies only to holders who hold the notes and our common stock into which the notes may be converted as capital assets within the meaning of Section 1221 of the Code (generally, for investment). It does not address tax consequences applicable to those U.S. holders that may be subject to special tax rules, including financial institutions, regulated investment companies, tax-exempt organizations, expatriates, persons subject to the alternative minimum tax provisions of the Code, pension funds, insurance companies, dealers in securities or foreign currencies, persons that will hold notes as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction for tax purposes, persons deemed to sell notes or common stock under the constructive sale provisions of the Code, persons who hold notes through a partnership or other pass through entity, or persons whose functional currency is not the U.S. dollar (except as disclosed below under "Non-U.S. Holders"). We have not sought any ruling from the Internal Revenue Service, or IRS, or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions. Moreover, this discussion does not address the effect of any applicable state, local or foreign tax laws.

      INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

      For  purposes  of  this  discussion,   the  term  U.S.  holder  means  a
beneficial owner of a note or common stock that is for U.S. federal income tax purposes:

      o     a citizen or resident of the U.S.;

      o     a corporation created or organized in or under the laws of the U.S.;

      o an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

      o a trust if (a) its administration is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have authority to control all of its substantial decisions, or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

A non-U.S. holder means a holder of a note or common stock that is not a U.S. holder for U.S. federal income tax purposes. For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or similar entity is generally attributed to its owners.

U.S. Holders

      The following is a summary of the material U.S. federal income tax consequences resulting from the purchase, ownership, conversion and disposition of the notes and ownership and disposition of common stock by U.S. holders.

The Notes

  Interest

      Interest paid on a note generally will be includible in the income of a U.S. holder as ordinary income at the time the interest is received or accrued, in accordance with each U.S. holder's method of accounting for U.S. federal income tax purposes.

  Certain Contingent Payments

      In certain circumstances we may be obligated to pay you liquidated damages. See "Description of Notes--Registration Rights."

      We intend to take the position that the likelihood of the occurrence of these payments is remote. Our determination that these contingencies are remote is binding on you unless you disclose your contrary position in the manner required by applicable Treasury regulations. Our determination is not, however, binding on the IRS. Remote contingencies are not taken into account unless and until they occur. If we are required to pay liquidated damages, you would probably recognize additional interest income.

  Sale

      Except as set forth below under "U.S. Holders--The Notes--Conversion" and "U.S. Holders--The Notes--Market Discount", upon the sale, exchange, redemption or other taxable disposition of a note (including the repurchase of a note for cash pursuant to the exercise of a repurchase right in the event of a change in control), a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the U.S. holder's adjusted tax basis in that note. For these purposes, the amount realized on the disposition of a note does not include any amount attributable to accrued but unpaid interest, which will be taxable as such unless previously taken into income. A U.S. holder's adjusted tax basis in a note generally will be the purchase price of that note on the date of purchase increased by any market discount previously included in income by the holder and reduced by any amortized premium. For a discussion of market discount and premium, see "U.S. Holders--The Notes--Market Discount" and "U.S. Holders--The Notes--Premium." Gain or loss so recognized will generally be capital gain or loss and will be long-term capital gain or loss if, at the time of the disposition, the note has been held for more than one year. In general, the maximum federal tax rate for noncorporate taxpayers on long-term capital gain is 20% (and 18% if such capital assets are held for more than five years). Capital gain on assets having a holding period of one year or less at the time of their disposition is taxed as short-term capital gain at ordinary income tax rates in the hands of noncorporate taxpayers. For corporate taxpayers, both capital gains and ordinary income are subject to a maximum regular federal income tax rate of 35%. The deductibility of capital losses is subject to limitations.

  Market Discount

      The resale of notes may be affected by the impact on a purchaser of the market discount provisions of the Code. For this purpose, and subject to a de minimus exception, the market discount on a note generally will equal the amount, if any, by which the stated redemption price at maturity of the note

(which is its stated principal amount) exceeds the holder's adjusted tax basis in the note when purchased. Subject to a limited exception, these provisions generally require a U.S. holder who acquires a note at a market discount to treat as ordinary income any gain recognized on the disposition or retirement of that note to the extent of the accrued market discount on that note at the time of disposition or maturity, unless the U.S. holder elects to include accrued market discount in income over the remaining life of the note.

      The election to include market discount in income over the life of the note, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the note at the time of acquisition, or, at the election of the U.S. holder, under a constant yield method. A U.S. holder who acquires a note at a market discount and who does not elect to include accrued market discount in income over the life of the note may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until maturity or until the note is disposed of in a taxable transaction. If a U.S. holder acquires a note with market discount and receives common stock upon conversion of the note, the amount of accrued market discount not previously included in income with respect to the converted note through the date of conversion will be treated as ordinary income when the holder disposes of the common stock. The rules regarding market discount are complex, and U.S. holders should consult their tax advisors.

  Premium

      A U.S. holder who purchases a note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize that premium from the purchase date to the note's maturity date under a constant-yield method. Amortizable premium, however, will not include any premium attributable to a note's conversion feature. The premium attributable to the conversion feature is the excess, if any, of the note's purchase price over what the note's fair market value would be if there were no conversion feature. Amortized premium can only offset interest income on a note and may not be deducted against other income. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. The rules regarding premium are complex, and U.S. holders should consult their tax advisors.

  Conversion

      A U.S. holder generally will not recognize any income, gain or loss upon conversion of a note into our common stock except (i) with respect to cash received in lieu of a fractional share of common stock and (ii) to the extent that the common stock issued upon conversion is treated as attributable to accrued interest on the note (which will be treated as interest for U.S. federal income tax purposes). A U.S. holder's tax basis in the common stock received on conversion of a note will be the same as the U.S. holder's adjusted tax basis in the note at the time of conversion reduced by any basis allocable to a fractional share. The holding period for the common stock received on conversion will generally include the holding period of the note converted. However, a U.S. holder's tax basis in shares of common stock attributable to accrued interest generally will equal the amount of accrued interest included in income and the holding period with respect to such stock will begin on the day following the date of conversion. The conversion of a note into stock of a company that acquires us upon a change in control may be taxable.

      Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for a fractional share of common stock and generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the U.S. holder's adjusted tax basis allocable to the fractional share).

  Constructive Dividends

      The conversion price of the notes may be adjusted under certain circumstances. Section 305 of the Code treats certain actual or constructive distributions of stock with respect to stock or convertible securities as a dividend distribution taxable as ordinary income to the extent of the issuer's current and accumulated earnings and profits with any excess treated as a tax-free return of capital and then as capital gain. Under applicable Treasury regulations, an adjustment to the conversion price of the notes may, under certain circumstances, be treated as a constructive dividend under these rules to the extent it increases the proportional interest of a U.S. holder of a note in our fully diluted common stock, whether or not the holder ever converts the note into our common stock. Generally, a holder's tax basis in a note will be increased by the amount of any constructive dividend. Similarly, a failure to adjust the conversion price of the notes to reflect a stock dividend or similar event could in some circumstances give rise to constructive dividend income to holders of our common stock.

Common Stock

  Dividends

      Distributions received on our common stock generally will be treated as a dividend, subject to tax as ordinary income, to the extent of our current and accumulated earnings and profits as of the end of the year of distribution. Any excess will be treated as a tax-free return of capital to the extent of the U.S. holder's adjusted tax basis in the common stock and thereafter as gain from the sale or exchange of that stock. Subject to applicable rules, U.S. holders that are corporations may be eligible to claim a deduction equal to a portion of any distributions received that are treated as dividends. Special rules may apply to corporate U.S. holders upon the receipt of any "extraordinary dividends" with respect to the common stock.

  Sale

      Upon the sale, exchange or other taxable disposition of our common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the disposition and (ii) the U.S. holder's adjusted tax basis in the common stock. Such capital gain or loss will be long-term if the U.S. holder's holding period is more than one year.

Non-U.S. Holders

      The following discussion is a summary of the material U.S. federal income and estate tax consequences resulting from the purchase, ownership, conversion and disposition of the notes and ownership and disposition of common stock by non-U.S. holders.

  Interest

      Generally, interest income paid on the notes to a non-U.S. holder should not be subject to U.S. federal income tax or withholding tax (subject to the discussion below regarding backup withholding) if:

      o the interest is not effectively connected with the conduct of a trade or business within the U.S. by the non-U.S. holder;

      o the non-U.S. holder does not actually or constructively own 10% or more of the total voting power of all classes of our stock entitled to vote;

      o the non-U.S. holder is not a controlled foreign corporation that is related to us through stock ownership (for this purpose, the holder of notes would be deemed to own constructively the common stock into which the notes could be converted);

      o the non-U.S. holder, under penalty of perjury, certifies to us or our agent on IRS Form W-8BEN (or appropriate substitute form) that it is not a U.S. person and provides its name and address (or otherwise satisfies the applicable identification requirements); and

      o the interest is not received by a non-U.S. holder that is a bank pursuant to a loan agreement entered into in the ordinary course of its trade or business.

      If a non-U.S. holder satisfies certain requirements, the certification described above may be provided by a securities clearing organization, a bank, or other financial institution that holds customers' securities in the ordinary course of its trade or business. Recently revised Treasury regulations have modified the certification requirements described above by, among other things, requiring foreign partnerships and certain foreign trusts to provide additional documentation which (i) certifies that the individual partners, beneficiaries, or owners of the partnership or trust are not U.S. holders, and (ii) provides the individual partners', beneficiaries' or owners' names and addresses.

      A non-U.S. holder that is not exempt from tax on interest under these rules will be subject to U.S. federal income tax withholding at a rate of 30% on payments of interest, unless (i) the interest is effectively connected with the conduct of a U.S. trade or business of the non-U.S. holder or a lower treaty rate applies and (ii) the non-U.S. holder provides us with proper certification as to the non-U.S. holder's exemption from, or as to the reduced rate of, withholding on Form W-8ECI or W-8BEN (or appropriate substitute form), respectively. If the interest is effectively connected with the conduct of a U.S. trade or business, it will be subject to the U.S. federal income tax on net income that applies to U.S. persons generally (and, under certain circumstances with respect to corporate holders, the branch profits tax, which is generally imposed at a 30% rate), unless an income tax treaty exception applies. While not entirely clear, the above discussion should be applicable to liquidated damages, if any, received by non-U.S. holders.

  Constructive Dividends

      As discussed above, an adjustment to the conversion price of the notes could potentially give rise to a deemed distribution to holders of the notes. See "U.S. Holders--The Notes--Constructive Dividends" above. With respect to non-U.S. holders, the deemed distribution would be subject to the rules below regarding withholding of U.S. federal tax on dividends in respect of common stock. See "Non-U.S. Holders--Dividends" below.

  Conversion

      A non-U.S. holder generally will not be subject to U.S. federal income tax on the conversion of a note into shares of our common stock. To the extent a non-U.S. holder receives cash in lieu of a fractional share of common stock on conversion, that cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock. See "Non-U.S. Holders--Sale of Notes and Common Stock".

  Dividends

      If we make distributions on our common stock, those distributions generally will be treated as a dividend to the extent of our current and accumulated earnings and profits as of the end of the year of distribution. Subject to the discussion below of backup withholding, any such distribution treated as dividends to a non-U.S. holder generally will be subject to a 30% U.S. federal withholding tax, unless (i) the dividend is effectively connected with the conduct of a U.S. trade or business of the non-U.S. holder or a lower treaty rate applies and (ii) the non-U.S. holder provides us with proper certification as to the non-U.S. holder's exemption from, or as to the reduced rate of, withholding on Form W-8ECI or W-8BEN (or appropriate substitute form), respectively. If the dividend is effectively connected with the conduct of a U.S. trade or business, it will be subject to the U.S. federal income tax on net income that applies to U.S. persons generally (and under certain circumstances with respect to corporate holders, the branch profits tax, which is generally imposed at a 30% rate), unless an income tax treaty exception applies.

  Sale of Notes and Common Stock

      A non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale, exchange, redemption or other disposition of a note or common stock, unless:

      o in the case of an individual non-U.S. holder, that holder is present in the U.S. for 183 days or more in the year of the disposition and certain other requirements are met; or

      o the gain is effectively connected with the conduct of a U.S. trade or business of the non-U.S. holder.

      If the gain is effectively connected to the conduct of a U.S. trade or business, it will be subject to the U.S. federal income tax on net income that applies to U.S. persons generally (and under certain circumstances with respect to corporate holders, the branch profits tax, which is generally imposed at a 30% rate), unless an income tax treaty exception applies.

      Notwithstanding the above, if we are or become a U.S. real property holding corporation, a non-U.S. holder could be subject to federal income tax with respect to gain realized on the disposition of notes or shares of common stock. Amounts withheld, if any, with respect to such gain pursuant to the rules applicable to dispositions of U.S. real property interests would be creditable against that non-U.S. holder's U.S. federal income tax liability and could entitle that non-U.S. holder to a refund upon furnishing required information to the IRS. We do not believe that we are a U.S. real property holding corporation or will become a U.S. real property holding corporation in the future.

  United States Federal Estate Tax

      A note held by an individual who is not a citizen or resident of the U.S., as specifically defined for U.S. federal estate tax purposes, at the time of death will not be includable in the decedent's gross estate for U.S. estate tax purposes, provided that such holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote, and provided that, at the time of death, payments with respect to such note would not have been effectively connected with the conduct by such holder of a trade or business within the U.S. Common stock actually or beneficially held by an individual who is not a citizen or resident of the U.S., as specifically defined for U.S. federal estate tax purposes, at the time of death (or who previously transferred such stock subject to certain retained rights or powers) will be subject to U.S. federal estate tax unless otherwise provided by an applicable estate tax treaty.

Backup Withholding and Information Reporting

      Non-exempt U.S. holders may be subject to information reporting with respect to payments of interest on notes or dividends on common stock, and under certain circumstances, payments of principal. Non-exempt U.S. holders who are subject to information reporting and who do not provide appropriate information when requested may be subject to backup withholding. U.S. holders should consult their tax advisors.

      If the notes are held by a non-U.S. holder through a non-U.S., and non-U.S. related, broker or financial institution, information reporting and backup withholding generally would not be required. Information reporting, and possibly backup withholding, may apply if the notes are held by a non-U.S. holder through a U.S., or U.S. related, broker or financial institution and the non-U.S. holder fails to provide appropriate information. Information reporting may still apply to payments of interest even if a certificate of non-U.S. status is provided. Non-U.S. holders should consult their tax advisors.

      The backup withholding rate is currently 30% and will be gradually reduced to 28% for payments made in 2006 or thereafter. Any amounts withheld from a payment to you under the backup withholding rules will be allowed as a refund or credit against your federal income tax liability, provided that the required information is furnished to the IRS. Some holders (including, among others, corporations) are generally not subject to information reporting and backup withholding.

                              PLAN OF DISTRIBUTION

      The selling security holders and their successors, including their transferees, pledges or donees or their successors, may sell, transfer or otherwise dispose of the notes and the common stock into which the notes are convertible, or interests in the notes or the common stock, directly to third parties or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or their successors or third parties. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

      The notes and the common stock into which the notes are convertible may be sold, transferred or disposed of in one or more transactions at fixed prices, which may be changed, at prevailing market prices at the time of disposition, at prices related to the prevailing market prices, at varying prices determined at the time of disposition, or at negotiated prices. These dispositions may be effected in transactions, which may include crosses or block transactions:

      o on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

      o     in the over-the-counter market;

      o in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

      o through the writing of options, whether the options are listed on an options exchange or otherwise;

      o     through the opening or closing of hedging transactions; or

      o     through the settlement of short sales.

      The selling security holders or their successors may enter into hedging transactions with third parties, which may in turn engage in short sales of the notes or the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling security holders or their successors may also enter into short positions or other derivative transactions relating to the notes or the common stock into which the notes are convertible, or interests in the notes or common stock, deliver these securities, or interests in the notes or common stock, to close out their positions, or loan or pledge the notes or the common stock into which the notes are convertible, or interests in the notes or common stock, to third parties that in turn may dispose of these securities.

      The aggregate proceeds to the selling security holders and their successors from the disposition of the notes or common stock into which the notes are convertible, or interests in the notes or common stock, will be the net amount received less discounts and commissions and other expenses of the transaction, if any. Each of the selling security holders and their successors reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed disposition of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

      Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on Nasdaq. There is no present market for the notes and we do not anticipate that any trading market will develop.

      In order to comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

      The selling security holders and their successors and any third parties that participate in the disposition of the notes and common stock into which the notes are convertible, or interests in the notes and common stock, may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profits they earn on the disposition of the securities may be underwriting discounts and commissions under the Securities Act. Selling security holders and their successors who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

      In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be disposed of under Rule 144 rather than pursuant to this prospectus.

      To the extent required, the specific notes or common stock to be disposed of, the names of the selling security holders or their successors, the terms of a specific transaction, the names of any agent, dealer or underwriter, and any applicable commission or discounts with respect to a particular transaction will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

      We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling security holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling security holders incident to the disposition of the notes and the common stock under this prospectus.

      We have notified the selling security holders that they will be subject to applicable provisions of the Securities Exchange Act of 1934 and its rules and regulations, including, among others, Rule 102 under Regulation M. These provisions may limit the timing of purchases and sales of any of the shares of common stock by the selling security holders and their successors. Rule 102 under Regulation M provides, with some exceptions, that it is unlawful for the selling security holders or their affiliated purchasers to, directly or indirectly, bid for or purchase, or attempt to induce any person to bid for or purchase, for an account in which the selling security holders or affiliated purchasers have a beneficial interest, any securities that are the subject of the distribution during the applicable restricted period under Regulation M. All of the above may affect the marketability of the shares of common stock. To the extent required by law, we may require the selling security holders, their successors and their brokers if applicable, to provide a letter that acknowledges compliance with Regulation M under the Exchange Act before authorizing the transfer of the selling security holders' shares of common stock.

                                  LEGAL MATTERS

      The legality of the notes and common stock covered by this prospectus will be passed upon for us by Kramer Levin Naftalis & Frankel LLP, New York, New York.

                                     EXPERTS

   The consolidated financial statements as of December 31, 2001 and for the year ended December 31, 2001, of Kroll Inc. incorporated in this prospectus by reference from Kroll Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of Kroll Inc. as of December 31, 2000 and for each of the two years in the period ended December 31, 2000, incorporated by reference in this prospectus from Kroll Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report. Reference is made to said report, which includes an explanatory paragraph with respect to the change in the method of accounting for costs of start-up activities in the first quarter of 1999, as discussed in Note 3(q) of the Notes to the Consolidated Financial Statements. The audited consolidated financial statements referred to above in this paragraph are included herein in reliance upon the authority of said firm as experts in giving said report.

      The consolidated financial statements of ONTRACK Data International, Inc. incorporated in this prospectus by reference from the Annual Report on Form 10-K, as amended, of Ontrack for the year ended December 31, 2001 have been audited by Grant Thornton LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

      This is a post-effective amendment on Form S-3 to a registration statement on Form S-1 under the Securities Act which we have filed with the SEC to register the Kroll notes and common stock that the noteholders will receive upon conversion of the notes. The purpose of this post-effective amendment is to file this registration statement on a shorter Securities Act registration statement, Form S-3, as permitted by Rule 401(c) under the Securities Act. As allowed by SEC rules, this prospectus does not contain all of the information in that registration statement or the exhibits to that registration statement. For more information relating to us, we refer you to the registration statement on Form S-1 and its exhibits.

      Statements in this prospectus regarding the terms of any contract or document are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document filed as an exhibit. Each statement is qualified in all respects by the relevant reference.

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. We furnish our shareholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. The registration statement, proxy statements and other reports are, and any of these future filings with the SEC will be, available to the public over the Internet at the SEC's website at http://www.sec.gov. You may read and copy any filed document at the SEC's public reference rooms in Washington, D.C. at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and in Chicago at Suite 1400, Northwestern Atrium Center, 14th Floor, 500 W. Madison Street, Chicago, IL 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

                           INCORPORATION BY REFERENCE

      The SEC allows us to incorporate by reference the information in documents we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the selling security holders and their successors sell all of the shares offered by this prospectus:

      o Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the SEC on March 26, 2002;

      o Our Current Reports on Form 8-K filed with the SEC on March 1, 2002 and April 4, 2002; and

      o The description of our common stock contained in our Registration Statement on Form 8-A filed under the Securities Exchange Act of 1934.

      You may request a copy of any of these filings, at no cost, by writing or telephoning us at the following address:

                        Kroll Inc.
                        900 Third Avenue
                        New York, New York 10022
                        Attention:  Sabrina H. Perel, Secretary
                        Phone:  (212) 833-3300

            UNAUDITED PRO FORMA CONDENSED COMBINING FINANCIAL STATEMENTS

      The following unaudited pro forma condensed combining financial statements give pro forma effect to the merger using the purchase method of accounting and the assumptions and adjustments set forth in the accompanying notes to the pro forma condensed combining financial statements. This presentation assumes the issuance of 7,638,748 shares of Kroll common stock in connection with the merger. This assumption is based on an exchange ratio of 0.7389, which is calculated using an average stock price of Kroll of $16.916, equal to the average of Kroll stock prices beginning two days before the public announcement of the merger agreement and ending two days later. The actual exchange ratio for the merger will be determined based on the volume weighted average price of Kroll's common stock over a period of 20 consecutive trading days ending three trading days before the vote of the Ontrack shareholders at the Ontrack special meeting.

      The purchase price has been allocated based on preliminary estimates of the fair market value of Ontrack's assets and liabilities. See Note 1 to the Notes to Unaudited Pro Forma Condensed Combining Financial Statements. The pro forma adjustments are subject to change pending a final analysis of the fair values of the assets acquired and liabilities assumed. The impact of these changes could be material.

      For purposes of Kroll's accounting and financial reporting, after the completion of the merger, the value of the shares of Kroll common stock being issued to Ontrack stockholders in the merger will be determined by multiplying the number of shares of Kroll common stock being issued by the average of Kroll stock prices beginning two days before the measurement date, approximating the date the merger is completed, and ending two days later.

Periods Covered

      The unaudited pro forma condensed combining balance sheet as of December 31, 2001 is based on the individual historical balance sheets of Kroll and Ontrack and gives effect to the merger as if it had occurred on December 31, 2001. The unaudited pro forma condensed combining statement of operations for the year ended December 31, 2001 is based on the individual historical statements of operations of Kroll and Ontrack and combines the results of operations of Kroll and Ontrack for the year ended December 31, 2001, as if the merger had occurred as of January 1, 2001.

      The unaudited pro forma condensed combining financial statements are based on estimates and assumptions. These estimates and assumptions are preliminary and have been made solely for purposes of developing this pro forma information. Unaudited pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved if the acquisition of Ontrack had been consummated as of the beginning of the period indicated, nor is it necessarily indicative of future results of operations. The pro forma condensed combining financial information does not give effect to any cost savings or restructuring and integration costs that may result from the integration of Kroll's and Ontrack's businesses. Costs related to restructuring and integration have not yet been determined.

      This unaudited pro forma condensed combining financial information is based upon the respective historical audited consolidated financial statements of Kroll and Ontrack and related notes incorporated by reference in this prospectus and should be read in conjunction with those statements and the related notes.


                              UNAUDITED PRO FORMA CONDENSED COMBINING BALANCE SHEET
                                                  Kroll Inc.
                                   Pro Forma Condensed Combining Balance Sheet
                                           As of December 31, 2001
                                               (in thousands)

                                                                      ONTRACK
                                                                        Data                Pro
                                                           Kroll     International,        Forma
                                                            Inc.         Inc.            Adjustments     Total
                                                         ---------   -------------       -----------     -----
ASSETS

CURRENT ASSETS

   Cash and cash equivalents                             $  11,485    $  17,214           $    --      $  28,699
   Marketable securities                                      --         15,396                --         15,396
   Trade account receivable, net of
   allowance                                                37,780        6,805                --         44,585
   Unbilled revenues                                        25,600         --                  --         25,600
   Prepaid expenses and other current
   assets                                                    6,942        3,716                --         10,658
                                                         ---------    ---------           ---------    ---------

      Total current assets                                  81,807       43,131                --        124,938

PROPERTY, PLANT AND EQUIPMENT, net                          16,067        9,285                --         25,352

DATABASES, net                                              10,530         --                  --         10,530

COSTS IN EXCESS OF ASSETS ACQUIRED AND
   OTHER INTANGIBLE ASSETS, net                             57,156        4,086    2(a)      92,039      149,195
                                                                                   2(g)      (4,086)

OTHER ASSETS                                                 4,226        5,524                --          9,750
                                                         ---------    ---------           ---------    ---------

      Total assets                                       $ 169,786    $  62,026           $  87,953    $ 319,765
                                                         =========    =========           =========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Trade accounts payable                                $  10,360    $   1,308           $    --      $  11,668
   Accrued liabilities                                      16,391        3,934    2(b)       4,500       24,825
   Other current liabilities                                11,141          849                --         11,990
                                                         ---------    ---------           ---------    ---------

      Total current liabilities                             37,892        6,091               4,500       48,483

CONVERTIBLE NOTES, net of unamortized
discount                                                    18,800         --                  --         18,800

OTHER LONG-TERM LIABILITIES                                  1,961         --                  --          1,961
                                                         ---------    ---------           ---------    ---------

      Total liabilities                                     58,653        6,091               4,500       69,244

SHAREHOLDERS' EQUITY
   Common stock                                                228          103    2(c)        (103)
                                                                                   2(d)          76          304
   Additional paid-in capital                              183,421       32,549    2(c)     (32,549)     322,733
                                                                                   2(d)     129,141
                                                                                   2(h)      10,171

   Retained earnings (deficit)                             (67,971)      23,370    2(c)     (23,370)     (67,971)
   Accumulated other comprehensive loss                     (4,545)         (87)   2(c)          87       (4,545)
                                                         ---------    ---------           ---------    ---------

      Total shareholders' equity                           111,133       55,935              83,453      250,521
                                                         ---------    ---------           ---------    ---------
      Total liabilities and
      shareholders' equity                               $ 169,786    $  62,026           $  87,953    $ 319,765
                                                         =========    =========           =========    =========


    See notes to unaudited pro forma condensed combining financial statements


                          UNAUDITED PRO FORMA CONDENSED COMBINING STATEMENT OF OPERATIONS
                                                  Kroll Inc.
                               Pro Forma Condensed Combining Statement of Operations
                                     For the Year Ended December 31, 2001
                                   (in thousands, except per share amounts)

                                                                       ONTRACK
                                                                         Data              Pro
                                                           Kroll      International,      Forma
                                                            Inc.          Inc.          Adjustments     Total
                                                         ---------    -------------    ------------     -----

NET SALES                                                 $ 207,877    $  55,847       $    --        $ 263,724
COST OF SALES                                               125,052       16,060                        141,112
                                                          ---------    ---------       ---------      ---------
   Gross profit                                              82,825       39,787            --          122,612

OPERATING EXPENSES:
   Selling and marketing                                     18,724       16,249          34,973
   Research and development                                    --         10,442          10,442
   General and administrative                                63,078       13,309  2(e)     1,550         76,292
                                                                                  2(i)    (1,645)
   Other operating expenses
   (non-recurring charges)                                    2,985         --             2,985
   Restructuring charges                                      2,726          850                          3,576
                                                          ---------    ---------       ---------      ---------

      Operating expenses                                     87,513       40,850             (95)       128,268
                                                          ---------    ---------       ---------      ---------

         Operating loss                                      (4,688)      (1,063)             95         (5,656)

OTHER INCOME (EXPENSE)
   Interest expense                                          (4,375)        --                           (4,375)
   Other income                                                  74        1,178                          1,252
                                                          ---------    ---------       ---------      ---------

      (Loss) income from continuing
         operations before provision for                     (8,989)         115              95         (8,779)
         income taxes

   Provision for income taxes                                 2,402         --                            2,402
                                                          ---------    ---------       ---------      ---------

      (Loss) income from continuing operations            $ (11,391)   $     115       $      95      $ (11,181)
                                                          =========    =========       =========      =========
Pro forma loss per share from
continuing operations                                     $   (0.51)                                  $   (0.37)
                                                          =========                                   =========
Basic and diluted weighted average
shares outstanding                                           22,479         2(f)           7,639         30,118
                                                          =========    =========       =========      =========

    See notes to unaudited pro forma condensed combining financial statements

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINING FINANCIAL STATEMENTS

1.       Allocation of Purchase Price

      The allocation of Ontrack's purchase price among the assets acquired and liabilities assumed is based on preliminary estimates of the fair market value. These estimates of fair market value could change based on the completion of Kroll's evaluation of the assets and liabilities of Ontrack, including finalization of an independent appraisal of the assets acquired.

      The following table sets forth the components of the estimated purchase price (in thousands):

             Common Stock issued.............................    $129,217
             Options issued*.................................      10,171
             Accrued transaction costs.......................       4,500
                                                                 --------
             Total purchase price............................    $143,888
                                                                 ========

            *The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants:

            Description
            -----------
            Dividend yield                -
            Expected volatility           72.9%
            Risk-free interest rate       3.72%
            Expected lives                1 year

      The following table provides the preliminary allocation of the purchase price based upon Ontrack's December 31, 2001 balance sheet (in thousands):

      Assets
             Cash, cash equivalents, marketable
               securities and accounts receivable..............   $ 39,415
             Prepaid expenses and other........................      3,716
             Property, plant and equipment.....................      9,285
             Goodwill..........................................     85,839
             Identified intangible assets primarily
               related to internally developed software........      6,200
             Other assets......................................      5,524

      Liabilities
             Accounts payable and other accrued liabilities         (6,091)
                                                                  --------
      Total purchase price.....................................   $143,888
                                                                  ========

      In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

      In accordance with the provisions of SFAS No. 142, Kroll will not amortize goodwill and intangible assets with indefinite lives recorded in this acquisition. Kroll expects to perform an annual impairment test of goodwill and indefinite lived intangible assets related to the merger.

2.    Pro Forma Adjustments (in thousands)

(a) Total costs in excess of assets and other intangible assets acquired by Kroll in connection with the purchase of Ontrack:

Adjustment to calculate goodwill and other intangible assets and to allocate the purchase price to the estimated fair value of Ontrack net assets acquired:

      Share valuation           $ 129,217
      Options                      10,171
      Transaction costs             4,500
                                ---------

      Purchase price              143,888     Goodwill recognized        85,839
      Less:  net assets            51,849     Identifiable                6,200
      acquired                                intangible assets
                                ---------                             ---------

      Intangible assets         $  92,039                             $  92,039
      acquired                  =========                             =========

(b) Estimated transaction costs to be incurred by Kroll in its acquisition of Ontrack.

(c) Elimination of outstanding equity balances of Ontrack as of December 31, 2001.

(d) Issuance of Kroll's common stock for the acquisition of Ontrack, based on an average stock price for Kroll common stock . The average stock price was determined by taking the average of Kroll's stock price on the date of the announcement of the proposed acquisition and the two days before and after the date of the announcement of the proposed acquisition. The issuance was allocated between common stock and additional paid-in capital based on the par value of common stock.

      Shares issued times $.01 par value                                     76
      Additional paid-in capital                                        129,141

(e) Amortization expense of the identifiable intangible assets acquired in the acquisition of Ontrack by Kroll of $1,550 is based on a four-year amortization period.

(f) Additional weighted average shares of 7,639 outstanding was determined assuming the merger was completed on January 1, 2001 and the shares were outstanding for the entire year.

(g) Goodwill of $4,086 on the books of Ontrack has been eliminated in accordance with the provisions of SFAS No. 141.

(h) Fair value of Ontrack options assumed by Kroll included in the total purchase price.

(i)   Elimination of goodwill amortization related to goodwill written off under
      Note 2(g).

                                   $30,000,000

                                     [LOGO]


                                   Kroll Inc.


                6% SENIOR SECURED SUBORDINATED CONVERTIBLE NOTES
                  DUE 2006 AND 2,777,777 SHARES OF COMMON STOCK
                      ISSUABLE UPON CONVERSION OF THE NOTES


                                  ------------

                                   PROSPECTUS

                                  ------------



                              --------------------

                                  May 14, 2002


      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR OTHER DOCUMENTS TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS, AMONG OTHER THINGS, MAY HAVE CHANGED SINCE THAT DATE.